Exhibit 21.1

Subsidiaries of the Registrant

Sunwin Tech Group, Inc., a Florida corporation.

Qufu Natural Green Engineering Co., Ltd., a Chinese limited liability company.

Sunwin Stevia International Corp., a Florida corporation.

Sunwin (Canada) Pharmaceutical Ltd., a Canadian corporation.

The following companies are subsidiaries of Qufu Natural Green Engineering Co. Ltd.:

–	Shengya Veterinary Medicine Co., Ltd., a Chinese limited liability company formerly known as Shangong Qufu Veterinary Medicine Plant,

–	Shengyuan Herb Extraction Co., Ltd., a Chinese limited liability company,

–	Qufu Chinese Medicine Factory, a Chinese limited liability company, and

–	Qufu Shengwang Stevia Biology and Science Co., Ltd., a Chinese limited liability company and a 60% owned subsidiary.